EXHIBIT 21.0

LIST OF SUBSIDIARIES

IElement, Inc., a Nevada corporation formed December 30, 2002.

IElement Telephone of California, Inc., a Nevada corporation formed on October 11, 2005.

IElement Telephone of Arizona, Inc., a Nevada corporation formed on March 13, 2006.

IElement Telephone of Nevada, Inc. a Nevada corporation was formed on July 11, 2006.